EXHIBIT 99.1

Equinor ASA: Information relating to dividend for first quarter 2021

Key information relating to the cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for first quarter 2021.

Dividend amount: 0.15
Declared currency: USD
Last day including rights: 10 August 2021
Ex-date Oslo Børs (Oslo Stock Exchange): 11 August 2021
Ex-date NYSE: 11 August 2021
Record date: 12 August 2021
Payment date: 27 August 2021

Other information: Dividend per share in NOK will be communicated 18 August 2021.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act